================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 25)

                                   ----------

                                THE LIMITED, INC.

                                (Name of Issuer)

COMMON STOCK, $0.50 PAR VALUE                                   532716-10-7
------------------------------                                 --------------
(Title of class of securities)                                 (CUSIP number)

                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                 JANUARY 3, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



================================================================================

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 532716-10-7                                      13D                                 Page 2
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Leslie H. Wexner
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 United States

----------------------- ----- ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     64,714,894
        SHARES
                        ----- ----------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   11,442,144
       OWNED BY
                        ----- ----------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                65,822,418
      REPORTING
                        ----- ----------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              11,442,144

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  77,264,562

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [X]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.1%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                IN

-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       2

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 532716-10-7                                      13D                                 Page 3
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Abigail S. Wexner
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 United States

----------------------- ----- ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                        -0-
        SHARES
                        ----- ----------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   10,005,510
       OWNED BY
                        ----- ----------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                   -0-
      REPORTING
                        ----- ----------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              10,005,510

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  10,005,510

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [X]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.4%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                IN

-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       3

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 532716-10-7                                      13D                                 Page 4
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 The Wexner Foundation
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

---------------------- ------ ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     736,634
       SHARES
                       ------ ----------------------------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER:                     -0-
      OWNED BY
                       ------ ----------------------------------------------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER:                736,634
      REPORTING
                       ------ ----------------------------------------------------------------------------------------------------
     PERSON WITH        10    SHARED DISPOSITIVE POWER:                -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   736,634

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.2%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       4

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 532716-10-7                                      13D                                 Page 5
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 Health and Science Interests II
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

----------------------- ----- ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                       700,000
        SHARES
                        ----- ----------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                       -0-
       OWNED BY
                        ----- ----------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                  700,000
      REPORTING
                        ----- ----------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:                   -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   700,000

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.2%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       5

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 532716-10-7                                      13D                                 Page 6
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 The Wexner Children's Trust
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                    Ohio

-------------------------- ------- -----------------------------------------------------------------------------------------------
        NUMBER OF            7     SOLE VOTING POWER:                   21,499,700
         SHARES
                           ------- -----------------------------------------------------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER:                    -0-
        OWNED BY
                           ------- -----------------------------------------------------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER:              21,499,700
        REPORTING
                           ------- -----------------------------------------------------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:               -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   21,499,700

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.1%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       6

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 532716-10-7                                      13D                                 Page 7
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                ASW Holdings, Inc.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  31-1654943
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                       [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

-------------------------- ------ ------------------------------------------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                    -0-
         SHARES
                           ------ ------------------------------------------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:                  -0-
        OWNED BY
                           ------ ------------------------------------------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:               -0-
        REPORTING
                           ------ ------------------------------------------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:             -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.0%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       7

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 532716-10-7                                      13D                                 Page 8
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                Wexner Children Holdings
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

-------------------------- ------ ------------------------------------------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                     10,000,000
         SHARES
                           ------ ------------------------------------------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:                   -0-
        OWNED BY
                           ------ ------------------------------------------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:                 10,000,000
        REPORTING
                           ------ ------------------------------------------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:               -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  10,000,000

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.3%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


                  This Amendment No. 25 amends the Schedule 13D dated June 25, 1985, as amended in certain respects by Amendments No. 1 through 24 thereto, and is filed by Leslie H. Wexner, for and on behalf of himself, Abigail S. Wexner, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust, ASW Holdings, Inc., and Wexner Children Holdings (collectively, the "Purchasers"), with respect to the common stock, $0.50 par value per share (the "Common Stock"), of The Limited, Inc. (the "Company").

Item 2.       Identity and Background.
              -----------------------

                  Item 2 is amended as follows:

                  On January 3, 2001, Leslie H. Wexner transferred 10,000,000 shares of Common Stock to his wife, Abigail S. Wexner, without consideration in exchange. On January 4, 2001, Mrs. Wexner contributed these shares to Wexner Children Holdings, a trust organized under the laws of Ohio, without consideration in exchange.

                  The principal business of Wexner Children Holdings is investments. The address of the principal office of Wexner Children Holdings is 6525 West Campus Oval, Suite 105, New Albany, Ohio 43054. The trustees of Wexner Children Holdings are Abigail S. Wexner and Jeffrey E. Epstein.

                  Information required by Item 2 of Schedule 13D with respect to Jeffrey E. Epstein has been reported previously.

                  The business address of Abigail S. Wexner is The Limited, Inc., Three Limited Parkway, Columbus, Ohio 43216. Mrs. Wexner is a director of The Limited, Inc. The Limited, Inc. is principally engaged in the purchase, distribution and sale of women's and men's apparel, women's intimate apparel, and personal care products. The address of The Limited, Inc. is Three Limited Parkway, Columbus, Ohio 43216. Mrs. Wexner is also: a director of the Children's Defense Fund; the Chairperson of the Governing Committee of The Columbus Foundation; and a member of the Boards of Trustees of Children's Hospital, Inc. and The Columbus Academy in Columbus, Ohio. Mrs. Wexner is a citizen of the United States of America.

                  During the last five years neither Abigail S. Wexner nor Wexner Children Holdings has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                  An agreement among the Purchasers with respect to the filing of this statement is attached hereto as Exhibit 1.

Item 5.       Interest in Securities of the Issuer.
              ------------------------------------

                  (a) The responses of the Purchasers to Rows (11) through (13) of the cover pages of this Amendment No. 25 are incorporated herein by reference. As of January 5, 2001, the Purchasers beneficially owned the number shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (the outstanding shares of Common Stock, 425,703,144, being based on the number of shares outstanding as of November 24, 2000 as reported in the Company's Form 10-Q for the quarterly period ended October 28, 2000).

                                                                                                            Percent
                   Person                                Number of Shares                                  of Class
            -------------------                      -------------------------                             --------
1.         Leslie H. Wexner                                   77,264,562 (1)(3)(4)(5)(6)                     18.1%
2.         Abigail S. Wexner                                  10,005,510 (2)(8)                               2.4%
3.         The Wexner Foundation                                 736,634 (3)                                  0.2%
4.         Health and Science Interests II                       700,000 (4)                                  0.2%
5.         The Wexner Children's Trust                        21,499,700 (5)                                  5.1%
6.         ASW Holdings, Inc.                                          0 (6)                                  0.0%
7.         Wexner Children Holdings                           10,000,000 (7)                                  2.3%

         ------------------------------
1. Includes: 1,107,524 shares held in The Limited, Inc. Savings and Retirement Plan for Mr. Wexner's account (as of December 31, 2000) over which he exercises dispositive but not voting control; and 1,911,558 shares issuable within 60 days upon exercise of outstanding options held by Mr. Wexner. Also includes 10,005,510 shares beneficially owned by Abigail S. Wexner, Mr. Wexner's wife, as to which Mr. Wexner may be deemed to share the power to vote and direct the disposition. Excludes 400,000 shares held in a trust of which Mrs. Wexner is a beneficiary and as to which Mr. Wexner disclaims beneficial ownership.

2. Includes 3,165 shares issuable within 60 days upon exercise of outstanding options held by Mrs. Wexner. The power to vote or direct the disposition of the shares beneficially owned by Mrs. Wexner may be deemed to be shared with her husband, Leslie H. Wexner. Excludes 400,000 shares held in a trust of which Mrs. Wexner is a beneficiary and as to which Mrs. Wexner disclaims beneficial ownership. Also excludes 67,259,052 shares beneficially owned by Leslie H. Wexner, Mrs. Wexner's husband, as to which Mrs. Wexner disclaims beneficial ownership.

3. Power to vote or direct the disposition of the 736,634 shares held by The Wexner Foundation may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein, as the trustees thereof. Leslie H. Wexner and Jeffrey E. Epstein disclaim beneficial ownership of the shares held by The Wexner Foundation.

4. Power to vote or direct the disposition of the 700,000 shares held by Health and Science Interests II may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein as trustees thereof. Leslie H. Wexner and Jeffrey E. Epstein disclaim beneficial ownership of shares held by Health and Science Interests II.

5. Power to vote or direct the disposition of the 21,499,700 shares held by Leslie H. Wexner as the sole trustee of The Wexner Children's Trust.

6. Power to vote or direct the disposition of the shares held by ASW Holdings, Inc. may be deemed to be shared by ASW Holdings, Inc. with Leslie H. Wexner, by reason of his rights as the settlor of the trust that holds 100% of the outstanding capital stock of ASW Holdings, Inc.

7. Power to vote or direct the disposition of the 10,000,000 shares held by Wexner Children Holdings may be deemed to be shared by Abigail S. Wexner and Jeffrey E. Epstein, as trustees of such trust.

                  (b) The responses of the Purchasers to (i) Rows (7) through
(10) of the cover pages of this Amendment No. 25 and (ii) Item 5(a) hereof are incorporated herein by reference.

                  (c) In addition to the transactions described in Item 2 and
Item 6 of this Amendment No. 25 (which are hereby incorporated herein by reference), during the past 60 days the Purchasers effected the following transactions in the Common Stock:

                              Date of           Amount of            Price per                Where and
    Person                  Transaction         Securities             Share                How Effected
    ------                  -----------         ----------             -----                ------------
ASW Holdings, Inc.            11/20/00          3,499,400 shares      $24.125                NYSE (sale)

The Wexner Children's         11/20/00                600 shares      $24.125                NYSE (sale)
Trust




                  (d), (e):  Not Applicable

Item 6.       Contracts, Arrangements, Understandings or Relationships With
              -------------------------------------------------------------
              Respect to Securities of the Issuer.
              ------------------------------------

                  On January 3, 2001, The Wexner Children's Trust distributed 10,000,000 shares of Common Stock to Leslie H. Wexner without consideration in exchange. See Item 2 of this Amendment No. 25 to Schedule 13D, which is incorporated herein by reference.

Item 7.       Materials to be Filed as Exhibits.
              ---------------------------------

Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, Abigail S. Wexner, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust, ASW Holdings, Inc., and Wexner Children Holdings, dated January 8, 2001.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 2001
                             Leslie H. Wexner
                        -------------------------------------------------------
                             Leslie H. Wexner


                             Abigail S. Wexner
                        -------------------------------------------------------
                             Abigail S. Wexner


                        THE WEXNER FOUNDATION


                        By:      Darren K. Indyke
                             --------------------------------------------------
                                 Darren K. Indyke, Secretary


                        HEALTH AND SCIENCE INTERESTS II


                        By:     Jeffrey E. Epstein
                             --------------------------------------------------
                                Jeffrey E. Epstein, Trustee


                        THE WEXNER CHILDREN'S TRUST


                        By:     Leslie H. Wexner
                             --------------------------------------------------
                                Leslie H. Wexner, Trustee


                        ASW HOLDINGS, INC.


                        By:     Jeffrey E. Epstein
                             --------------------------------------------------
                                Jeffrey E. Epstein, President


                        WEXNER CHILDREN HOLDINGS


                        By:     Jeffrey E. Epstein
                             --------------------------------------------------
                                Jeffrey E. Epstein, Trustee

                                  EXHIBIT INDEX
                                  -------------

         Exhibit No.
         -----------

         Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, Abigail S. Wexner, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust, ASW Holdings, Inc., and Wexner Children Holdings, dated January 8, 2001.